	SIDLEY AUSTIN LLP	BEIJING	GENEVA	SAN FRANCISCO
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	212 839 5300	DALLAS	LOS ANGELES	TOKYO
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jkantrowitz@sidley.com
	(212) 839-8654	FOUNDED 1866

October 13, 2006

BY EDGAR

Mr. Edward M. Kelly
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

  Re:
  Aldabra Acquisition Corporation
  Great Lakes Dredge & Dock Holdings Corp.
  Registration Statement on Form S-4, File No. 333-136861, filed August 24, 2006
   Current Report on Form 8-K, File No. 0-51150, filed June 21, 2006

Dear Mr. Kelly:

        On behalf of our client, Aldabra Acquisition Corporation (the "Company"), we are responding to the letter dated September 21, 2006 (the "Comment Letter") from you to the Company. Set forth below are the Company's responses to the comments set forth in the Comment Letter. For ease of reference, each comment contained in the Comment Letter appears directly above the Company's corresponding response.

General

        1.     It appears that the actual exchange ratio will not be known when the Aldabra stockholders vote since the exchange ratio will be based on the average closing price of Aldabra common stock for the 10 trading days ending three trading days before the Great Lakes merger's closing and the amounts of working capital and indebtedness adjustments as of the end of the day before the Great Lakes merger's closing. Expand the disclosure to include a range of shares of Aldabra common stock that may be issued in the Great Lakes merger based on trading prices and working capital and indebtedness adjustments as of a recent date that you select. Further, make clear that the actual number of shares Aldabra issues may differ from the example since the exact number of shares to be issued in the Great Lakes merger transaction is indeterminable at this time.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 3, 4, 33 and 70.

        2.     Disclose the anticipated time delay between the shareholder vote and the determination of the exchange ratio.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 4, 33 and 70.

Letter to Shareholders

        3.     Revise the discussion of the technical use of merger subsidiaries to state clearly that:

  •
  Aldabra will acquire the parent of Great Lakes Dredge & Corporation or Great Lakes.

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  Aldabra will be renamed Great Lakes upon completion of the merger transactions.

        Similarly, revise the notice of special meeting of stockholders and the prospectus' outside front cover page.

        Response:    The Company has revised the letter to stockholders in response to the staff's comment.

Prospectus' Outside Front Cover Page

        4.     Limit the prospectus' outside front cover page to one page. See Item 501(b) of Regulation S-K.

        Response:    The Company has revised the front cover page of the disclosure document in response to the staff's comment.

Questions and Answers About the Transactions, page 1

        5.     You repeat information about the special meeting and the merger transactions in the summary section and the questions and answers or Q&A section. The Q&A should not repeat information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping together like information, view the summary and Q&A as one section. For example, discuss procedural questions such as voting and appraisal procedures specific to the merger transactions in the Q&A, and place disclosure of the substantive aspects of the merger transactions in the summary.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 1 through 25.

        6.     In the table on page 2, include the trading prices at which the maximum number of shares would be issued.

        Response:    The trading price at which the maximum amount of shares (40,000,000) of Aldabra common stock would be issued is $4. The Company does not believe that its shareholders would approve the merger transactions at such trading price because it is significantly lower than the per share cash amount in the trust fund. Therefore, the Company considers that such information would not be meaningful to its shareholders.

        7.     Disclosure at the top of page 3 states that all Aldabra insiders who have purchased IPO shares intend to vote all those shares in favor of the Great Lakes merger and the holding company merger. Quantify the number of IPO shares and the percentage of outstanding shares of common stock that they represent that Aldabra insiders have agreed to vote in favor of the mergers.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 19 and 20.

        8.     The second and third Q&As on page 4 discuss conversion rights of Aldabra's stockholders. Highlight in the document's front or forepart that Aldabra stockholders should verify the market price of Aldabra common stock before exercising conversion rights because they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights if the market price per share is higher than the conversion price. We note the disclosure on page 43.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 21.

Summary, page 9

        9.     A summary term sheet beginning on the first or second page of the disclosure document provided to stockholders is required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A and

instruction 2 to Item 1001 of Regulation M-A. If you intend for the summary section to serve as the summary term sheet, move it forward to begin on the first or second page of the disclosure document.

        Response:    The Company confirms that it intends that the summary section serves as the summary term sheet and, in response to the staff's comments, has moved the summary section to begin on the first page of the disclosure document, and has moved the Q&As to follow the summary section.

        10.   Include a subsection in the summary term sheet section on the projected financial information that Great Lakes' management provided Aldabra and its financial advisors. Provide us two copies of the projected financial information. We note the disclosures on pages 52-53.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 10 and 11. The Company is supplementally providing you with two copies of the projected financial information.

        11.   Balance the disclosure in this section with a brief description of the risks of engaging in the transaction. Include more detailed disclosure in the subsection discussing the board's reasons for recommending the merger.

        Response:    The Company has included a brief description of the risks of engaging in the transaction on pages 10 and 56 of the disclosure document.

        12.   Disclose and explain the proposed accounting for the merger in the registration statement's front or forepart.

        Response:    The Company has revised this disclosure document in response to the staff's comment on page 88.

Conditions to the Great Lakes Merger, page 18

        13.   We note that conditions to the Great Lakes merger include receipt by Aldabra and Great Lakes of favorable tax opinions. Further, we note that section 5D of Article 5 in the merger agreement filed as exhibit A stipulates that any condition for a party's benefit may be waived by that party. Aldabra must:

  •
  File the executed tax opinions before the registration statement's effectiveness even though the merger transactions are conditioned upon receipt of the favorable tax opinions at closing.

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  Undertake to recirculate and resolicit if the conditions for the two favorable tax opinions are waived and the change in tax consequences is material.

Allow us sufficient time to review the two executed tax opinions before requesting acceleration of the registration statement's effectiveness.

        Response:    Form S-4 requires that a registrant furnish the exhibits required by Item 601 of Regulation S-K. Item 601 requires "an opinion of counsel . . . supporting the tax matters and consequences to the shareholders as described in the filing when such tax matters are material to the transaction for which the registration statement is being filed." We respectfully submit that the tax opinion of the registrant's counsel, Sidley Austin LLP, filed as Exhibit 8.1, satisfies this requirement.

        As noted by the staff, the receipt of Kirkland & Ellis LLP's tax opinion is a condition to GLDD Acquisition's obligation to close the transaction. The opinion of Kirkland & Ellis LLP is not being delivered to Aldabra and is not being delivered in support of the description of the tax matters and consequences section of the Registration Statement, as Kirkland & Ellis LLP is not counsel to the registrants. Because receipt of the Kirkland & Ellis LLP tax opinion is a condition to closing, the existence of this condition and the opinion required to satisfy the condition could be viewed as material to the Aldabra stockholders. We respectfully note the disclosure under "The Merger Agreement—Conditions to the Completion of the Great Lakes merger—Conditions to Great Lakes' obligations to consummate the Great Lakes merger," which describes with particularity the opinion required to satisfy this condition.

        Consistent with the foregoing, given that the tax opinions to be delivered by Sidley Austin LLP and Kirkland & Ellis LLP are already referred to as closing conditions when describing the merger agreement, the tax matters and consequences section has been revised on pages 17 and 86 to eliminate any references to closing conditions.

        The registrants undertake to resolicit and recirculate if the conditions for the favorable tax opinions are waived and the change in tax consequences is material.

        14.   We note that the conditions to the Great Lakes merger include receipt by Great Lakes of an opinion of maritime counsel. Advise what consideration you have given to filing the opinion of maritime counsel as an exhibit to the registration statement.

        Response:    The Company does not believe that filing the opinion of maritime counsel would provide information that is material to Aldabra's stockholders. The existence and nature of the opinion are described under "The Merger Agreement—Conditions to the Completion of the Great Lakes merger—Conditions to Great Lakes' obligations to consummate the Great Lakes merger." To the extent receipt of this opinion is waived as a result of the Company's concluding that the citizenship requirements for coastwise trading were not met, the Company would resolicit and recirculate.

Interests of Great Lakes' and Aldabra's Directors and Executive Officers in the Merger, page 21

        15.   For any interests of directors and executive officers in the merger that are different from or in addition to those of other shareholders' interests, not only describe but also quantify here all the interests for each person individually, including shares to be exchanged for shares of Great Lakes Holdings common stock, cash received in lieu of any fractional share of common stock, cash payments under any employment, retention, severance, or directorship agreements, and any outstanding warrants. Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 15, 16, 66 and 67.

        16.   Disclosure states that Messrs. Nathan D. Leight and Jason G. Weiss or family trusts affiliated with them intend to purchase a material number of securities of Aldabra in the open market in the time period between the registration statement's filing and the mailing of the proxy statement/prospectus to Aldabra stockholders. Discuss the applicability or inapplicability of Regulation M to this statement, including whether the disclosure of this intention may constitute a restricted bid period. As appropriate, continue to update the disclosure to disclose the number of securities purchased. Further, make clear in the document's front or forepart that Messrs. Leight and Weiss will be entitled to vote any shares acquired by them after the IPO as they see fit. We note the disclosure on page 44.

        Response:    To the extent that the issuance of shares under the Registration Statement constitutes a distribution within the meaning of Regulation M, we believe that neither the disclosure in the Registration Statement as to Messrs Leight and Weiss' intent to purchase shares of Aldabra common stock, nor the actual purchase of such shares by Messrs. Leight and Weiss prior to the mailing of the final proxy statement/prospectus, violates the provisions of Regulation M.

        The definition of "Restricted Period" in Rule 100 of under Regulation M states in clause 3 that "in the case of a distribution involving a merger, acquisition, or exchange offer, the [restricted] period begin[s] on the day proxy solicitation or offering materials are first disseminated to security holders, and ending on the completion of the distribution." Likewise, the Regulation M adopting release states that "the restrictions of Regulation M [as applied in the context of a merger] begin on the day when proxy solicitation or offering materials first are disseminated to security holders and end with the completion of the distribution (i.e., the time of the shareholder vote or the expiration of the exchange offer). Consistent with an interpretation under Rule 10b-6, a restricted period also will apply during any period where the market price of the offered security will be a factor in determining the consideration to be paid pursuant to a merger, acquisition, or exchange offer. Thus, activity proscribed by Rules 101 and 102 must cease one or five business days before the commencement of any valuation period and for the duration of such period." SEC Release No. 34-38067 (December 20, 1996).

        The staff of the Division of Market Regulation has provided further guidance as to how to construe the Regulation M restricted period in the context of an acquisition of a privately held company when the shareholders will not be solicited through proxies (which is the case of Great Lakes). Specifically, the SEC's Staff Legal Bulletin ("SLB") No. 9 states the following: "Q: What is the restricted period for a security to be distributed in connection with the acquisition of a privately held company when the shareholders will not be solicited through proxies? A: The day most comparable to the day of mailing the proxy solicitation materials is the day the target security holders are first asked to commit to the transaction, which would be the day the acquiror sends a definitive acquisition agreement to the target security holders for their execution. The restricted period would commence on the earlier of one (or five) business day(s) prior to (i) the time the acquiror furnishes the definitive acquisition agreement for execution to the security holders of the privately held target company or (ii) the commencement of the valuation period. The restricted period would continue until the later of (i) execution of the definitive acquisition agreement or (ii) the end of the valuation period."

        The Company expects that the dissemination of proxy solicitation materials to Aldabra shareholders will begin on the date on which the proxy statement/prospectus has been declared effective and is mailed to the Aldabra security holders. Moreover, pursuant to the terms of Section 11D of the merger agreement, Great Lakes shareholders will be first asked to consent to the merger by the mailing of a written consent promptly after the mailing of the final proxy statement/prospectus to Aldabra stockholders. Accordingly, we believe that, to the extent the issuances of shares pursuant to the Registration Statement constitutes a distribution within the meaning of Regulation M, the Regulation M restricted period for such distribution would not begin earlier than the date on which the final proxy statement/prospectus is mailed to Aldabra stockholders. Clearly that date has not yet arrived. Because the disclosure relates only to the intent to purchase Aldabra securities prior to the mailing of the final proxy statement/prospectus to Aldabra shareholders and because Messrs. Leight and Weiss have informed the Company that they will make no purchases of Aldabra securities from and after the date on which the proxy statement/prospectus is mailed through and including the date on which the merger is completed, neither the disclosure of the intent to purchase, nor the actual purchase of, the Aldabra securities should constitute an impermissible bid or purchase in violation of Regulation M.

        The Company has revised, and will continue to update to the date of mailing, the disclosure document to disclose the number of Aldabra securities held by Messrs. Leight and Weiss in response to the staff's comment on pages 15, 16, 66 and 67.

Certain U.S. Federal Income Tax Consequences of the Great Lakes Merger and the Holding Company Merger, page 23

        17.   Delete from the caption here and on page 81 the word "Certain" because the word "Certain" may imply that you have not disclosed all material U.S. federal income tax consequences and that stockholders cannot rely on the disclosure.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 17 and 86.

        18.   We note the "Assuming that" language in the second paragraph here and on page 82. Revise to remove any uncertainty about the transactions' tax treatment to stockholders.

        Response:    The revised tax disclosures on pages 17 and 86 describe the opinion of Sidley Austin LLP, being delivered herewith, that the Merger and certain other transactions will qualify as reorganizations under the Internal Revenue Code. The revised language then sets forth the consequences of the transactions, assuming the opinion of Sidley Austin LLP is correct. The use of the word "assuming" in that context in consistent with the statement in the disclosure that opinions of counsel are not binding on the Internal Revenue Service or the courts.

Risk Factors, page 25

        19.   The first paragraph states that "These are not the only risks facing Great Lakes. Other risks not currently known or that we believe are now immaterial may also impair Great Lakes' business." Since you must disclose all risks that you believe are material, delete this language.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 26.

        20.   Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example:

  •
  The first risk factor states that approximately 79% of Great Lakes' dredging revenues for the year ended December 31, 2005 was attributable to contracts with federal agencies or with companies operating under contracts with federal agencies. State the percentage and dollar amount of those revenues during the periods presented in the financial statements.

  •
  The fourth risk factor states that approximately 16% of Great Lakes' dredging revenues over the three years ended December 31, 2005 was from operations conducted abroad, State the percentage and dollar amount of those revenues during the periods presented in the financial statements.

  •
  The fifth risk factor states that a majority of Great Lakes' dredging backlog relates to government contracts. State the percentage and dollar amount of that backlog during the periods presented in the financial statements.

  •
  The tenth risk factor states that capital expenditures and other costs necessary to operate and maintain Great Lakes' vessels tend to increase with the age of the vessel and that market conditions in the future may not justify these expenditures or enable Great Lakes to operate its older vessels profitably during the reminder of their economic lives. Specify the age of Great Lakes' vessels, and indicate the extent of their economic lives.

  •
  The thirteenth risk factor states that "NASDI" benefits from key relationships with general and construction contractors in the Boston market. Explain that "NASDI" is North American Site Developers, Inc. Explain also its relationship to Great Lakes. We note the disclosures on pages 99, 112, and F-39.

  •
  The fifteenth risk factor states that Great Lakes may not have employment agreements with some of its key management and technical personnel after the merger. Identify the key management with whom Great Lakes may not have employment agreements after the merger. We note the disclosure on page 16 that all Great Lakes' management team members are stockholders and the disclosures on pages 149-151 and 156-157.

  •
  The twenty-first risk factor states that an investor rights agreement to be entered into as a condition for the completion of the Great Lakes merger will provide registration rights. Quantify the number of shares covered by the investor rights agreement. We understand that the exact number of shares to be issued in the Great Lakes merger is not determinable at this time. We note, however, the disclosures on page 160 and elsewhere.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 26, 27, 28, 29, 30, 33 and 34.

Comparative Per Share Information, page 38

        21.   Please provide historical per share data for Great Lakes and equivalent pro forma per share data for Aldabra as required by Item 3(f) of Form S-4.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 42.

The Merger, page 45

        22.   In the last paragraph on page 45, clarify the relationship between Mr. Jason G. Weiss and Madison Dearborn and whether any previous contacts were made between the parties.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 50.

        23.   In the first full paragraph on page 46, specify the capacity in which Mr. Nathan D. Leight participated in the review of Great Lakes Dredge & Dock Corporation's public filings with the Commission.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 50.

        24.   In the fourth full paragraph on page 46, disclosure states that under the terms of the agreement Great Lakes' stockholders would receive shares of Aldabra common stock equal to the greater of 27,733,000 shares or $160 million divided by the average trading price of Aldabra shares over the 10 day period ending three trading days before the merger's effective date, subject to a working capital adjustment and an adjustment based on Great Lakes' actual debt at closing. Clarify whether those terms of the merger consideration differ from the terms of the merger consideration contained in the executed merger agreement. If those terms of the merger consideration differ from the terms of the merger consideration contained in the executed merger agreement, identify and discuss the material differences.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 50.

        25.   In the fifth full paragraph on page 46, identify the representatives of Aldabra and the Great Lakes management team that met on May 18, 2006 in Oak Brook, Illinois.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 51.

        26.   In the first full paragraph on page 47, identify management who reviewed the proposed transaction's status for Aldabra's board of directors on June 12, 2006.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 51.

Fairness Opinion, page 53

        27.   Summarize any written or oral presentation by BearingPoint Capital LLC or BearingPoint Capital to Aldabra's board of directors or the special committee. We note disclosure on page 47 that BearingPoint Capital:

  •
  Reviewed the proposed transaction's status for Aldabra's board of directors on June 12, 2006.

  •
  Delivered on June 12, 2006 to Aldabra's board of directors its oral opinion, subsequently confirmed in writing, on the Great Lakes merger's fairness to Aldabra's stockholders.

        Response:    The content of the presentations given by BearingPoint Capital to Aldabra's board of directors is described in "The Merger—Fairness Opinion." Such information was presented to the Board on June 12 and was updated on June 19 for market changes that occurred during that week. The Company has revised the disclosure document in response to the staff's comment on page 51.

        28.   Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by BearingPoint Capital to Aldabra's board of directors.

        Response:    The Company is supplementally providing you with two copies of the documents prepared by BearingPoint Capital and delivered to Aldabra's board of directors.

        29.   Disclosure in the second full paragraph on page 55 states that the summary of BearingPoint Capital's analyses is not a complete description of the analyses underlying BearingPoint Capital's opinion. Clarify that the summary includes a complete description of the material analyses underlying BearingPoint Capital's opinion.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 60.

Valuation Overview, page 56

        30.   Disclosure states that if Great Lakes' "total debt" is above or below $253 million at the Great Lakes merger's closing, the amount of Aldabra equity issued will be adjusted. Disclosure in the letter to Aldabra stockholders and elsewhere states that if Great Lakes' "net indebtedness" is greater or less than $250 million at the Great Lakes merger's closing, the amount of Aldabra equity issued will be adjusted. Explain the distinction between total debt and net indebtedness, and indicate how you will derive Great Lakes' net indebtedness from Great Lakes' total indebtedness.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 61.

        31.   The statements that the proposed merger consideration of approximately $160 million was "at the low end" of the indicated equity value range and that the enterprise value of $410 million implied by the proposed merger consideration was "at the low end" of the indicated enterprise value range for Great Lakes are imprecise. Rather, they were "below" the indicated ranges. Please revise.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 62.

Comparable Company Analysis, page 57

        32.   Confirm, if true, that no companies or transactions were identified that met the selection criteria for the comparable companies analysis or the comparable transactions analysis were excluded from these analyses.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 63 and 65.

        33.   Absent additional disclosure, it is unclear how BearingPoint Capital applied the analyses presented in the tables on page 58 to obtain the valuation ranges for the comparable company analysis presented in the table on page 56. Please revise.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 61.

Comparable Transactions Analysis, page 59

        34.   Absent additional disclosure, it is unclear how BearingPoint Capital applied the analyses presented in the tables on page 60 to obtain the valuation ranges for the transactions analysis presented in the table on page 56. Please revise.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 61.

80% Test, page 60

        35.   Absent additional disclosure, it is unclear what estimated amount of Aldabra's net assets and what Great Lakes' indicated range of fair market value were used by BearingPoint Capital for purposes of the 80% test. Please revise.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 65.

BearingPoint Capital Opinion, page 60

        36.   Disclose whether the financial advisor will be paid any fee upon completion of the transaction.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 66.

Interests of Certain Persons in the Merger, page 61

        37.   Include the value of the holdings of the Aldabra directors and officers upon completion of the transaction based on the high and low ends of the value range.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 67.

Common Stock, page 84

        38.   Clarify whether common stockholders have cumulative voting rights.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 89.

Comparison of Stockholders Rights, page 91

        39.   Remove the statement in this section's first paragraph that the summary is qualified by reference to the DGCL and the governing corporate documents of Aldabra and Great Lakes Holdings. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 97.

Employees, page 108

        40.   Continue to update the disclosure on negotiations for contracts expiring in September 2006. State the expiration dates of the three other primary contracts.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 114.

Properties, page 110

        41.   State the term of NASDI's lease for its primary office facility.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 116.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 112

        42.   For any credit facility or other financial instrument that requires Great Lakes or a subsidiary to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are, and quantify what the company's ratios are as of the most recent date practicable. We note the disclosures in the ninth risk factor on pages 27-28 and elsewhere.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 117.

Market Outlook, page 124

        43.   As appropriate, continue to update the disclosure of the Water Resources Development Act legislation in the third full paragraph on page 125.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 131.

Liquidity and Capital Resources, Prospective, page 127

        44.   Generally, liquidity should be discussed on both a long term and a short term basis. See instruction 5 to Item 303(a) of Regulation S-K, and revise.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 133 and 134.

Beneficial Ownership, page 136

        45.   For beneficial owners such as Sapling, LLC and Fir Tree Recovery Master Fund, L.P. that are not natural persons, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owners. We note the disclosure in footnote (4) for Amaranth LLC.

        Response:    Unlike in the case of Amaranth LLC, based upon information contained in public filings we were unable to determine the natural person or persons having sole or shared voting and investment control over the securities held by Sapling, LLC and Fir Tree Recovery Master Fund, L.P.

Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations, page 138

        46.   Please revise your pro forma statements of operations to include Great Lakes' historical earnings per share and weighted average number of shares, as adjusted for the merger. Since it appears to us that the current registration statement is essentially Great Lakes' initial equity offering, historical per share disclosures are also required in selected historical financial information and the historical financial statements. Additionally, it appears that the Great Lakes historical columns in the pro forma financial statements should reflect the redeemable preferred stock dividends that were recorded during the periods presented along with appropriate pro forma adjustments.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 148-155.

        47.   Please explain the nature of the deferred trust income liability recorded by Aldabra, including the circumstances under which this liability would be required to be paid. It is not clear to us why the payment of this liability is not reflected as a reduction of cash in note (a) under the minimum approval column. Please clarify or revise.

        Response:    The deferred trust income liability relates to the portion of the interest income earned on the funds in trust that may be payable to converting stockholders. Such amount should be reflected as a reduction of cash in the minimum approval column and the related adjustment has been made to the pro formas.

        48.   Please explain the specific nature of the expenses recorded by Aldabra during the periods presented. Please clarify how you determined that none of these expenses will carryover to Great Lakes.

        Response:    The expenses incurred by Aldabra consist principally of professional fees relating to the search for an acquisition and to Aldabra's SEC reporting requirements, franchise and capital based taxes, directors' and officers' insurance expenses, travel expenses, principally related to the search for an acquisition, and administrative fees that are expected to be discontinued upon the finalization of the transaction with Great Lakes. The Company does not anticipate that these expenses will carryover to Great Lakes because Great Lakes is already an SEC reporting company, Aldabra will be merged into Great Lakes such that no additional frachise taxes will be payable and Great Lakes' has existing D&O insurance covering its officers and directors, who will continue to manage the Company. Because Aldabra is not an operating company, its adminsitrative expenses and search costs related to finding an acquisition candidiate will not be incurred in the future.

        49.   We note that Aldabra issued warrants in connection with an IPO. Please summarize the material terms of the warrants. Please provide us an analysis of how Aldabra determined that the warrants are appropriately included in equity at each balance sheet date based on the provisions of EITF 00-19.

        Response:    A description of the warrants is included on page 91 of the disclosure document.

        On September 12, 2006, the Company entered into a warrant clarification agreement with Continental Stock Transfer & Trust Company, as warrant agent. This warrant clarification agreement, which served as an amendment to the warrant agreement, was intended to further clarify what the Company has always believed to be a fact, consistent with the terms of the warrant agreement and the disclosure contained in the Company's Prospectus, dated February 17, 2005. In summary, this amendment clarified that if the Company is unable to deliver shares of common stock pursuant to the exercise of the warrants because a registration statement under the Securities Act of 1933, as amended, with respect to the common stock is not effective or for any other reason, then in no event would the Company be obligated to pay cash or other consideration to the holders of warrants or otherwise "net-cash settle" any warrant exercise. Accordingly, the Company believes that the warrants are appropriately included in equity at each balance sheet date.

        50.   We note that Great Lakes disclosed and discussed certain contingencies in the notes to its historical financial statements, including contingencies related to personal injury lawsuits and Hurricane Katrina. To the extent that you believe it is reasonably possible that a contingency could have a material impact on your financial statements, we believe additional disclosures are necessary. Refer to SFAS 5 and SAB Topic 5:Y.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 117.

Directors and Executive Officers of Great Lakes Holdings, page 149

        51.   In the biographical paragraphs of Messrs. Thomas S. Souleles and Douglas C. Grissom, describe briefly their business experience during the past five years. See Item 401(l)(e)(1) of Regulation S-K.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 159.

Corporate Governance and Nominating Committee page 155

        52.   If known, identify the committee's members. We note the disclosures of members for the audit and executive compensation committees.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 163.

Legal Matters, page 163

        53.   Provide counsel's address. See paragraph 23 of Schedule A to the Securities Act.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 171.

Report of Independent Registered Public Accounting Firm, page F-32

        54.   Please request that your auditors explain to us why their report does not refer to their reliance on the report of another auditor in all three paragraphs of their report pursuant to SAS/AU 543 or have them revise their report. In addition, please request that your auditors indicate the city and state where their report was issued as required by Rule 2-02(a) of Regulation S-X.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page F-34.

Exhibit Index

        55.   Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T. This exhibit index and Item 21 are not synonymous.

        Response:    The Company has revised the disclosure document in response to the staff's comment.

Exhibits

        56.   File a form of proxy as an exhibit to the registration statement. See Rule 14a-6(a) of Regulation 14A under the Exchange Act. See also Rule 14a-4 of Regulation 14A under the Exchange Act.

        Response:    The Company is filing a form of proxy as Exhibit 99.1 to the registration statement.

        57.   We note that you intend to file by amendment the legality opinions. Allow us sufficient time to review the opinions before requesting acceleration of the registration statement's effectiveness.

        Response:    The Company is filing the forms of legality opinions as Exhibits 5.1 and 5.2 to the registration statement.

Exhibit 23.2

        58.   The independent public accountant must consent also to the reference to him in the registration statement. Please revise.

        Response:    A revised consent from the independent public accountant has been filed as Exhibit 23.3 to the registration statement.

Other

        59.   We note that Aldabra used Form 10-QSB to file quarterly reports for the quarters ending March 31, 2006 and June 30, 2006 and an amendment to the quarterly report for the quarter ending June 30, 2006. Since Aldabra's public float exceeded the public float limit of $25 million. at the end of two consecutive years, Aldabra is not considered a small business issuer and is ineligible to use a form specified by Regulation S-B under the Securities Act. See Item 10(a)(2)(iii) of Regulation S-B, and revise in future filings.

        Response:    We respectfully point out to the staff that Aldabra first issued securities to the public in the form of units on February 24, 2005, each unit composed of one share of common stock and two warrants, each warrant exercisable for one share of common stock. Therefore, to date, the Company's public float has exceeded $25 million at the end of only one year, on December 31, 2005. From and after the earlier of (i) the date of the merger, and (ii) December 31, 2006, the Company will no longer use any form specified by Regulation SB.

Closing Comments

        Attached as Exhibit A hereto please find the Company's written statement as requested by the staff.

        Please direct any questions or further communications relating to the above to the undersigned at (212) 839-8654 or, alternatively, Harlan Cohen at (212) 839-7306. Thank you.

Very truly yours,
/s/ JACK I. KANTROWITZ Jack I. Kantrowitz, Esq.
cc:
Nathan Leight
Aldabra Acquisition Corporation
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022

Carol Anne Huff, Esq.
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

EXHIBIT A

Aldabra Acquisition Corporation
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022

October 13, 2006

Re:
Aldabra Acquisition Corporation
Great Lakes Dredge & Dock Holdings Corp.
Registration Statement on Form S-4, File No. 333-136861, filed August 24, 2006
Current Report on Form 8-K, File No. 0-51150, filed June 21, 2006

Ladies and Gentlemen:

        I, Nathan D. Leight, as the Chairman of Aldabra Acquisition Corporation ("Aldabra"), am delivering this letter at the request of the Securities and Exchange Commission (the "SEC") in its letter dated September 21, 2006.

        Aldabra has authorized me to deliver such letter and to acknowledge the following on its behalf, in connection with the filing with the SEC of the Registration Statement on Form S-4, file No. 333-136861, filed August 24, 2006 and the Current Report on Form 8-K, file No. 0-51150, filed June 21, 2006.

        Aldabra acknowledges that (i) Aldabra is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, (ii) staff comments or changes to disclosure in response to staff comments in Aldabra's filings with the SEC reviewed by the staff do not foreclose the SEC from taking any action with respect to Aldabra's filings; and (iii) Aldabra may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,
/s/ NATHAN D. LEIGHT Nathan D. Leight Chairman Aldabra Acquisition Corporation